Exhibit 99-51

CHAP MERCANTILE INC. (the “Company”)

NOTICE OF CHANGE OF AUDITOR

Chap Mercantile Inc. (the “Company”) hereby provides notice pursuant to National Instrument

51 -102, of a change of auditor from Ellis Govenlock LLP, Chartered Accountants to Deloitte &

Touche LLP

The Company confirms that:

1.

The Company has decided to change its auditors from Ellis Govenlock, LLP, Chartered Accountants of #2, 9363 - 50 Street, Edmonton, Alberta T6B 2L5 to Deloitte & Touche LLP of 2800 – 1055 Dunsmuir Street, Vancouver, BC V7X 1P4. The former auditor has resigned effective September 24, 2004, at the request of the Company.

2.

There has been no adverse or qualified opinion or denial of opinion contained in Ellis Govenlock, LLP’s reports on the following:

- The corporation’s annual financial statements for the two fiscal years preceding the date of this notice.

- Any period subsequent to the most recently completed year for which an audit report was issued and preceding the date of this notice.

3.

The change of auditors was considered and approved by the audit committee and the board of directors.

4.

There have been no reportable events including disagreements, unresolved issues and consultations as defined by National Instrument 51-102 in connection with the audits of the two most recent fiscal years and any subsequent period to date.

DATED at Vancouver, BC, this 24th day of September 2004.

CHAP MERCANTILE INC.

Signed “Geir Liland”

Geir Liland

President & Director